PEABODY ENERGY	701 Market Street
Michael C. Crews	St. Louis, Missouri 63101-1826
Executive Vice President and Chief Financial Officer	314.342.3400
August 18, 2010
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, DC 20549-4628

Re:	SEC Comment Letter Dated August 4, 2010
Peabody Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2010
File No. 1-16463
Dear Mr. Schwall:
     In response to Staff comments, we offer the following:
Form 10-K for the Year Ended December 31, 2009
Coal Supply Agreements, page 6
1.	At page 6, you indicate that you sold 93% of your coal in 2009 under long-term supply agreements and that your five largest customers accounted for 28% of your total coal sales revenues. You discuss at page 18 the risk that “If a substantial number of our long-term coal supply agreements terminate, our revenues and operating profits could suffer.” You also indicate at page 7 that you purchase explosives and underground equipment from “one principal supplier.” Ensure that you describe in the filing in necessary detail the material terms of all material contracts and file such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response
          We acknowledge that under Item 601(b)(10)(i) of Regulation S-K, each contract that is material and not made in the ordinary course of business must be included as an exhibit. If the contract is considered to be in the ordinary course of business, according to Item 601(b)(10)(ii)(B) of Regulation S-K it need not be filed as an exhibit unless it is a contract upon which our business is substantially dependent, as in the case of continuing contracts to sell the major part of our products or services or to purchase the major part of our requirements of goods, services or raw materials.
          We note that the first part of the Staff’s comment regarding Item 601(b)(10)(ii)(B) of Regulation S-K pertains to sales contracts with our five largest customers. All of the contracts with our five largest customers were entered into in the ordinary course of business. While for the year ended December 31, 2009 we derived 28% of our total coal sales revenues from our five largest customers, those revenues were supplied primarily from 35 long-term coal supply

Mr. H. Roger Schwall
Securities and Exchange Commission
August 18, 2010

agreements with these customers expiring at various times from 2010 to 2016. The contract contributing the greatest amount of annual revenue in 2009 was approximately $257 million, or approximately 4% of our 2009 total revenue base. As a result, we do not believe that we are substantially dependent on any individual contract with our five largest customers and therefore we do not believe these agreements are required to be filed as exhibits to our reports on Form 10-K or 10-Q pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
          The second part of the Staff’s comment on Item 601(b)(10)(ii)(B) of Regulation S-K relates to our supply agreements for explosives and underground equipment. For explosives, we utilized three different suppliers in the U.S. in 2009. In Australia, the majority of the explosives used in our operations are sourced from the suppliers by our mining contractors. All of our explosives agreements were entered into in the ordinary course of business. While the explosives in the U.S. were predominantly sourced from one supplier in 2009, our decision was based upon the cost benefit of a single source rather than a dependence on that one supplier. We believe it is appropriate to note as a risk factor in our Form 10-K the risks associated with a decrease in the availability or increase in the cost of explosives. Nevertheless, we do not believe our business is substantially dependent on any one explosives provider. Alternative suppliers continue to be available and on commercially reasonable terms. Therefore, we have not included any of our explosives supply agreements as exhibits to our reports on Form 10-K or 10-Q pursuant to Item 601(b)(10) of Regulation S-K. We believe our disclosure in Item 1 of our Form 10-K adequately balances the supplier concentration described above while addressing the alternatives that are available to us.
          Finally, while we acquire from multiple companies underground equipment and the various parts and components required to support that equipment, we have concentrated a large portion of these purchases with one supplier in order to take advantage of cost savings from larger volumes of purchases. Similar to our explosives arrangements, we believe it is appropriate to note as a risk factor in our Form 10-K the risks associated with a decrease in the availability or increase in the cost of underground equipment. We do not believe our business is substantially dependent on any one underground equipment provider. We have sourced from and will continue to utilize alternative suppliers, all of which are available to us on commercially reasonable terms. As a result, we do not believe any of our underground equipment supply agreements are required to be filed as exhibits to our reports on Form 10-K or 10-Q pursuant to Item 601(b)(10) of Regulation S-K. Similar to our explosives arrangements, we believe our disclosure in Item 1 of our Form 10-K adequately balances the supplier concentration described above while addressing the alternatives that are available to us.
          For matters related to Item 601(b)(10) of Regulation S-K, we have procedures in place to identify and evaluate contracts for potential disclosure. These procedures are conducted for each quarterly and annual reporting period. In the future, we will continue to evaluate whether our new contracts meet any of the conditions of Item 601(b)(10) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 18, 2010

Response
          The Compensation Committee of our Board of Directors (the “Committee”) determined that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. In making this determination, it reviewed our executive compensation programs and the related policies and practices to assess whether they encourage excessive or inappropriate risk-taking.
          Our annual executive compensation program covers our named executive officers, as well as substantially all of our salaried employees who receive incentive compensation. Named executive officers and corporate employees generally have performance metrics aligned with consolidated corporate results. Employees in our operating units generally have performance metrics aligned in part with their operating unit. The Committee’s review described below covered all of our incentive compensation programs.
          The Committee’s review considered the compensation practices, structures, levels and performance criteria for the named executive officers and for other salaried participants. The Committee has engaged Frederic W. Cook & Co., Inc. (“F.W. Cook”) for independent guidance on executive compensation issues (F.W. Cook does not provide any other services to us), and they supported the Committee in this review.
          We provide our named executive officers a balanced and competitive compensation package, including cash, equity and long-term incentive compensation. The Committee utilizes information provided by F.W. Cook to annually benchmark against industry peers these compensation packages as well as our compensation policies and practices, in order to assess risk, competitiveness and best practices.
          The Committee approves programs and practices annually at the outset of the calendar year. The Committee thereafter maintains a continuing dialogue with management to track progress on performance-based goals and to identify any possible situations that may be reasonably likely to lead to excessive or inappropriate risk-taking driven by a desire to maximize performance-based compensation.
          The Committee has considered the fact that our annual incentive compensation plan has payouts at varying levels of performance. The target opportunities available to our named executive officers and other plan participants are determined as a percentage of their base salaries. Payouts under our annual cash incentive compensation plan are based on achievement of several performance-based metrics such as EBITDA, earnings per share, and safety performance, as well as specific and objective individual goals. The Committee believes this broad spectrum of performance measures appropriately balances risk-taking and the desire to focus plan participants on specific short-term goals important to our success. Failure to attain minimum targets will result in reduced or zero payments, and all programs are capped to prevent excessive payments. The Committee believes this helps to mitigate excessive risk taking by participants.
          Our long-term incentive plan includes grants of performance units that are generally based on return on capital over a three-year period or total shareholder return over a three-year period relative to an industry comparator group and the S&P 500 index. Potential awards under

Mr. H. Roger Schwall
Securities and Exchange Commission
August 18, 2010

this program are capped and payouts are made in company stock, which helps to align the interests of our executives with building long-term shareholder value. Equity awards to our executives typically vest over three years. The Committee believes these features help to mitigate excessive risk taking by participants.
          Finally, the Committee has considered that we have established effective internal controls and a global code of ethics and business conduct, which help to support our compensation goals and mitigate compensation risk.
          Based on these and other factors, the Committee determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us.
          We note that item 402(s) of Regulation S-K calls for disclosure “[t]o the extent that risk arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant . . . .” [Emphasis added]. We also note that under Release No. 33-9089, “... the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” In the future, if we determine that any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us, we will include appropriate disclosure in applicable future filings.
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2009
Safety and Health, page 9
3.	We note your disclosure of Peabody’s world-wide operational injury incidence rates of 2.82, which are 30 percent lower than the U.S. rate. We also note the U.S. injury incidence rate for 2009 is 2.83. Please expand your disclosure to list separately your U.S. based and Australian injury incidence rates as compared to the MSHA industry average for the last three years.
Response
     One of the ways that we monitor safety performance is through the tracking of incidence rates. We believe the incidence rate metric is an important measure because it includes all reported injuries regardless of severity or days lost. For example, if an employee at one of our mines has an injury that does not result in any days lost, the reported injury is still captured in the computation of the incidence rate.
     We compute the incidence rate as the number of injuries (MSHA injury degree code 1 to 6) divided into employee hours worked, multiplied by 200,000 hours. Our incidence rate excludes the injuries and hours associated with office workers. For 2009, we reported in our Form 10-K that our world-wide incidence rate was 2.82.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 18, 2010

     We believe the most comparable MSHA incidence rate is from MSHA’s Mine Injury and Worktime Operators report and represents the all incidence rate for all coal mines, excluding the impact of office workers (“All Incidence Rate”). The All Incidence Rate reported by MSHA as available at the time of our Form 10-K filing was 4.06. As is customary, MSHA later revised the rate retrospectively once all final data for 2009 was available, which resulted in a final All Incidence Rate for 2009 of 4.14 (included as attachment 1). Our reported world wide incidence rate of 2.82 is approximately 30% lower than both the preliminary and final MSHA All Incidence Rate.
     We believe your comment that “the U.S. injury incidence rate for 2009 is 2.83” may refer to the all coal mines nonfatal days lost incidence (“NFDL”) rate, excluding office workers, published by MSHA. We refer the Staff to the final 2009 MSHA report in attachment 1 in which the NFDL rate was 2.88. We do not use this rate for comparison purposes because it does not include all incidents.
     In the following table we have provided incidence rates for our U.S. and Australian operations compared to the final published MSHA All Incidence Rate. While our Australian mines are not required to report safety information to MSHA, in 2008 we modified our injury reporting processes such that our Australian operations began capturing the safety data using the same criteria as that of our U.S. operations. As a result, the incidence rate for our Australian operations for 2007 is not available on this basis.

	2007	2008	2009
U.S.	2.61	1.70	2.06
Australia	N/A	7.24	4.33

Total	N/A	3.55	2.82

MSHA	4.64	4.41	4.14
     With respect to future filings, references to incidence rates will be expanded to provide separate incidence rates for our U.S. and Australian operations and describe how our incidence rates are calculated. In addition, we will compare our incidence rates to the MSHA All Incidence Rate and will provide specific reference to the MSHA data used for comparative purposes.
4.	In addition to the above information please provide supplementally, the appropriate safety related information/data from each of your operating facilities which allowed you to generate these world-wide statistics for your company. This may include your estimates of man-hours, fatalities, lost time, and reportable injuries segregated by the facility type (surface, underground, plant, etc.) for the last three years.
Response
     In response to the Staff’s comment, we are providing under separate cover the supplemental information requested. This information includes a three-year comparison by facility type of the number of reportable incidents, employee hours and the calculated incidence rate. We note for the Staff that there were no fatalities at our mines during this three-year period. In addition, as noted in our response to comment 3, comparable data for our Australian operations is not available for 2007.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 18, 2010

          *      *      *      *      *      *      *      *      *      *      *
     In connection with responding to the Staff’s comments, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your consideration of these comments, please do not hesitate to contact me should you need additional clarification.

Sincerely,
/s/ Michael C. Crews
Michael C. Crews
Executive Vice President and Chief Financial Officer

Attachment 1
TABLE 1. NUMBER OF OPERATOR INJURIES, INJURY-INCIDENCE RATES, AVERAGE NUMBER OF EMPLOYEES, EMPLOYEE
HOURS, AND PRODUCTION BY TYPE OF COAL MINED AND WORK LOCATION
JANUARY — DECEMBER, 2009

TYPE OF COAL		FATAL		NFDL		NDL		ALL	AVERAGE
AND		INCIDENCE		INCIDENCE		INCIDENCE	ALL	INCIDENCE	NUMBER OF	EMPLOYEE	PRODUCTION
WORK LOCATION	FATAL	RATE	NFDL	RATE	NDL	RATE	OCCURENCES	RATE	EMPLOYEES	HOURS	(SHORT TONS)
BITUMINOUS COAL:
UNDERGROUND MINES:
UNDERGROUND	6	.01	1,936	4.29	803	1.78	2,745	6.09	41,188	90,215,029	331,879,181
SURFACE	—	—	99	3.19	56	1.80	155	4.99	3,003	6,212,276	—
TOTAL, UNDERGROUND MINES	6	.01	2,035	4.22	859	1.78	2,900	6.01	44,191	96,427,305	331,879,181
SURFACE MINES:
STRIP MINES	4	.01	437	1.27	200	.58	641	1.86	32,330	68,929,909	732,425,156
AUGER MINES	—	—	12	2.26	9	1.69	21	3.95	680	1,062,943	6,091,953
OTHER SURFACE MINES	—	—	4	1.32	7	2.31	11	3.63	348	605,279	2,497,474
TOTAL, SURFACE MINES	4	.01	453	1.28	216	.61	673	1.91	33,358	70,598,131	741,014,583
TOTAL, PRODUCTION MINING	10	.01	2,488	2.98	1,075	1.29	3,573	4.28	77,549	167,025,436	1,072,893,764
PREPARATION PLANTS	—	—	151	1.70	86	.97	237	2.67	7,994	17,738,394	—
INDEPENDENT SHOPS/YARDS	—	—	8	1.61	6	1.21	14	2.81	434	995,576	—
TOTAL, OTHER OPERATIONS	—	—	159	1.70	92	.98	251	2.68	8,428	18,733,970	—

TOTAL, BITUMINOUS MINING	10	.01	2,647	2.85	1,167	1.26	3,824	4.12	85,977	185,759,406	1,072,893,764

PENNSYLVANIA ANTHRACITE COAL:
UNDERGROUND MINES:
UNDERGROUND	—	—	7	10.70	—	—	7	10.70	74	130,881	176,241
SURFACE	—	—	—	—	—	—	—	—	20	29,186	—
TOTAL, UNDERGROUND MINES	—	—	7	8.75	—	—	7	8.75	94	160,067	176,241
SURFACE MINES:
STRIP MINES	—	—	22	5.50	—	—	22	5.50	450	800,447	1,554,877
CULM BANK	—	—	3	1.90	—	—	3	1.90	174	316,335	190,076
DREDGE	—	—	—	—	—	—	—	—	—	—	—
TOTAL, SURFACE MINES	—	—	25	4.48	—	—	25	4.48	624	1,116,782	1,744,953
TOTAL, PRODUCTION MINING	—	—	32	5.01	—	—	32	5.01	718	1,276,849	1,921,194
PREPARATION PLANTS	—	—	21	5.90	8	2.25	29	8.15	349	711,856	—
INDEPENDENT SHOPS/YARDS	—	—	—	—	—	—	—	—	—	—	—
TOTAL, OTHER OPERATIONS	—	—	21	5.90	8	2.25	29	8.15	349	711,856	—

TOTAL, ANTHRACITE MINING	—	—	53	5.33	8	.80	61	6.13	1,067	1,988,705	1,921,194

ALL COAL:
UNDERGROUND MINES:
UNDERGROUND	6	.01	1,943	4.30	803	1.78	2,752	6.09	41,262	90,345,910	332,055,422
SURFACE	—	—	99	3.17	56	1.79	155	4.97	3,023	6,241,462	—
TOTAL, UNDERGROUND MINES	6	.01	2,042	4.23	859	1.78	2,907	6.02	44,285	96,587,372	332,055,422
SURFACE MINES:
STRIP MINES	4	.01	459	1.32	200	.57	663	1.90	32,780	69,730,356	733,980,033
AUGER MINES	—	—	12	2.26	9	1.69	21	3.95	680	1,062,943	6,091,953
CULM BANK	—	—	3	.70	4	.94	7	1.64	481	851,166	1,735,820
DREDGE	—	—	4	11.36	3	8.52	7	19.87	41	70,448	951,730
TOTAL, SURFACE MINES	4	.01	478	1.33	216	.60	698	1.95	33,982	71,714,913	742,759,536
TOTAL, PRODUCTION MINING	10	.01	2,520	2.99	1,075	1.28	3,605	4.28	78,267	168,302,285	1,074,814,958
PREPARATION PLANTS	—	—	172	1.86	94	1.02	266	2.88	8,343	18,450,250	—
INDEPENDENT SHOPS/YARDS	—	—	8	1.61	6	1.21	14	2.81	434	995,576	—
TOTAL, OTHER OPERATIONS	—	—	180	1.85	100	1.03	280	2.88	8,777	19,445,826	—

TOTAL, ALL COAL	10	.01	2,700	2.88	1,175	1.25	3,885	4.14	87,044	187,748,111	1,074,814,958

OFFICEWORKERS:
BITUMINOUS	—	—	3	.08	5	.14	8	.22	3,692	7,161,048	—
ANTHRACITE	—	—	—	—	—	—	—	—	149	251,700	—
TOTAL, OFFICEWORKERS	—	—	3	.08	5	.13	8	.22	3,841	7,412,748	—

GRAND TOTAL	10	.01	2,703	2.77	1,180	1.21	3,893	3.99	90,885	195,160,859	1,074,814,958
Note: The above table represents an Edgarized version of the 2009 final Mine Injury and worktime Operators Report published by MSHA on August 4, 2010. This report can be found on the MSHA website at the following address: http://www.msha.gov/Stats/Part50/WQ/MasterFiles/MIWQ%20Master_20095.pdf

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